UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Golar LNG Limited
(Translation of registrant's name into English)

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton
HM 11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x ]         Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home county"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Attached to this report on Form 6-K as Exhibit 1.1 is the Underwriting Agreement, dated November 14, 2016 among Golar LNG Limited (the "Company") and Citigroup Global Markets Inc., as representative of the several Underwriters named in Schedule I thereto, relating to the offering of 7,475,000 common shares of the Company (the "Offering"), which amount included 975,000 common shares offered pursuant to the Underwriter's option to purchase additional common shares.
Attached to this report on Form 6-K as Exhibits 5.1 and 8.1 are opinions of MJM Limited and Seward & Kissel LLP, respectively, with respect to the Offering.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-196992) that was filed with the U.S. Securities and Exchange Commission with an effective date of June 24, 2014, and its prospectus supplement dated November 14, 2016 relating to the Offering.
Exhibit

No.	Description

1.1	Underwriting Agreement, dated November 14, 2016 among Golar LNG Limited and Citigroup Global Markets Inc., as representative of the several Underwriters named in Schedule I thereto.

5.1	Opinion of MJM Limited.

8.1	Opinion of Seward & Kissel LLP.

23.1	Consent of MJM Limited (included in Exhibit 5.1).

23.2	Consent of Seward & Kissel LLP (included in Exhibit 8.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2016	Golar LNG Limited
(Registrant)

/s/ Brian Tienzo
Brian Tienzo
Chief Executive Officer